UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 21, 2015

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

These materials are not for release, publication or distribution (directly or indirectly) in or to the United States, Canada, Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, South Africa or Japan. They are not an offer of securities for sale in or into the United States, Canada, Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, South Africa or Japan.

These materials are not an offer of securities for sale in the United States. The shares to which these materials relate have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. There will not be a public offering of shares in the United States.

Media Release

The Board of Directors of Credit Suisse Group AG proposes two share capital increases to further strengthen the Group’s capital base

Zurich, October 21, 2015 The Board of Directors of Credit Suisse Group AG will propose to an Extraordinary General Meeting to be held on November 19, 2015, to approve two separate share capital increases: A first capital increase through the issuing of new registered shares to a number of qualified investors, and a second capital increase through a rights offering for existing shareholders. Through the proposed share capital increases, Credit Suisse Group AG intends to strengthen its Common Equity Tier 1 (CET1) capital and gain greater financial flexibility for the implementation of its strategic objectives.

In a first step, a number of qualified investors have committed, under customary conditions, to purchase 58,000,000 new registered shares with a par value of CHF 0.04 each. The purchase price of each share corresponds to 94.5% of the volume weighted average price of the registered shares of Credit Suisse Group AG traded on the SIX Swiss Exchange on October 21, 2015. Existing shareholders will not have preemptive subscription rights for these new registered shares. The investors have committed not to sell the new registered shares before the settlement date of the subsequent rights offering and to participate in the rights offering based on the total number of registered shares they have newly acquired. The gross proceeds for Credit Suisse Group AG are expected to amount to approximately CHF 1.35 billion. The issuance of these new shares is conditional upon the Extraordinary General Meeting approving the following second measure.

In a second step, which is not conditional upon the Extraordinary General Meeting approving the above first measure, the Board of Directors will, at the same Extraordinary General Meeting, propose to carry out a rights offering (issuing of new shares to existing shareholders of Credit Suisse Group AG, if permitted under applicable local laws). Under the terms of this rights

Media Release
October 21, 2015 Page 2/5
Not for release, publication or distribution in or to the United States, Canada, Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, South Africa or Japan.

offering, Credit Suisse Group AG intends to issue up to 260,983,898 new registered shares with a par value of CHF 0.04 each.

Shareholders of Credit Suisse Group AG will be allotted one preemptive subscription right for each registered share they hold on November 20, 2015 (after close of trading). 13 preemptive subscription rights entitle their holder – subject to certain restrictions under applicable local laws – to purchase 2 new registered shares at the offer price of CHF 18 per share. Credit Suisse Group AG expects the gross proceeds of the rights offering to amount to approximately CHF 4.7 billion.

The preemptive subscription rights are expected to be traded on the SIX Swiss Exchange from November 23 to December 1, 2015. The exercise period for the preemptive subscription rights is expected to be from November 23 to December 3, 2015, 12:00 noon (CET). The listing and the first day of trading of the new registered shares on the SIX Swiss Exchange, as well as the delivery of the new registered shares against payment of the offer price, are expected to take place on December 4, 2015.

A syndicate of banks has committed, subject to customary conditions, to firmly underwrite the new registered shares issued under the rights offering (with the exception of the new shares for which investors have committed to exercise preemptive subscription rights in the first step, as stated above).

The invitation to the Extraordinary General Meeting and the accompanying information will be published in the Swiss Official Gazette of Commerce and sent to shareholders on October 27, 2015

Media Release
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Not for release, publication or distribution in or to the United States, Canada, Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, South Africa or Japan.

Indicative key dates for share capital increases
Date	Event
November 19, 2015	■ Extraordinary General Meeting
November 20, 2015
■ After close of trading on the SIX Swiss Exchange:
 Cut-off date for determination of existing shareholders for the entitlement of preemptive subscription rights. Shareholders who purchase registered shares after the cut-off date will acquire shares without entitlement to preemptive subscription rights

November 23, 2015
■ Publication of the offering and listing prospectus
■ Listing and first trading day on the SIX Swiss Exchange of the new registered shares acquired by investors without the preemptive subscription rights of existing shareholders

November 23 – December 1, 2015	■ Rights trading period (trading on the SIX Swiss Exchange)
November 23 – December 3, 2015 12:00 noon (CET)	■ Rights exercise period
December 3, 2015	■ Press release with results of rights offering (after 5:30 p.m. CET)
December 4, 2015
■ Settlement of rights offering (delivery of the new registered shares against payment of the offer price)
■ Listing and first trading day on the SIX Swiss Exchange of the new registered shares acquired by investors from the rights offering

Information
Media Relations Credit Suisse, +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse, +41 44 333 71 49, investor.relations@credit-suisse.com

Media Release
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Not for release, publication or distribution in or to the United States, Canada, Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, South Africa or Japan.

DISCLAIMER

Important note
This document is intended to inform the holders of shares of Credit Suisse Group AG and the general public about the envisaged capital increases proposed to be resolved by the Extraordinary General Meeting to be held on November 19, 2015. It is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or of any other exchange or regulated trading facility in Switzerland or a prospectus under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction. A decision to participate in the capital increases proposed to be resolved by the Extraordinary General Meeting to be held on November 19, 2015 should be based exclusively on the issue and listing prospectus to be published by Credit Suisse Group AG for such purpose.

This document and the information contained herein is not for publication or distribution in the United States of America and should not be distributed or otherwise transmitted into the United States or to U.S. persons (as defined in the U.S. Securities Act of 1933, as amended (the “Securities Act”)) or publications with a general circulation in the United States. This document does not constitute an offer or invitation to subscribe for or to purchase any securities in the United States of America. The Shares referred to herein have not been and will not be registered under the Securities Act or the laws of any state and may not be offered or sold in the United States of America absent registration or an exemption from registration under Securities Act. There will be no public offering of the Shares in the United States of America.

The information contained herein does not constitute an offer of securities to the public in the United Kingdom. No prospectus offering securities to the public will be published in the United Kingdom. This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Any offer of securities to the public that may be deemed to be made pursuant to this communication in any EEA Member State that has implemented Directive 2003/71/EC (as amended, including by Directive 2010/73/EU, and including any applicable implementing measures in any Member State, the “Prospectus Directive”) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive.

Statement regarding capital, liquidity and leverage
As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (“BIS”) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (“BCBS”), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.

Media Release
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Not for release, publication or distribution in or to the United States, Canada, Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, South Africa or Japan.

Cautionary statement regarding forward-looking information
This publication contains forward-looking statements that involve inherent risks and uncertainties, and Credit Suisse Group AG might not be able to achieve the predictions, forecasts, projections and other outcomes Credit Suisse Group AG describes or implies in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions Credit Suisse Group AG expresses in these forward-looking statements, including those Credit Suisse Group AG identifies in “Risk Factors” in its Annual Report on Form 20-F for the fiscal year ended December 31, 2014 and in “Cautionary statement regarding forward-looking information” in its second quarter financial report 2015 filed with the US Securities and Exchange Commission and will identify in its third quarter financial report 2015 to be filed with the US Securities and Exchange Commission, and in other public filings and press releases. Credit Suisse Group AG does not intend to update these forward-looking statements except as may be required by applicable law.

Stabilization Legend
Stabilization/FSA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Claude Jehle
Claude Jehle
Date: October 21, 2015		Director